

Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

October 2, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 30, 2018 The Nasdaq Stock Market (the "Exchange") received from Legg Mason ETF Investment Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Shares of beneficial interest, $0.00001 par value per share, of:
Western Asset Total Return ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery